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EXHIBIT 99.1



                              PRESS RELEASE OF THE
                         REGISTRANT, DATED MAY 30, 2001

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED ANNOUNCES FIRST QUARTER RESULTS AND INVESTMENT IN TANKERS

            ATHENS, Greece, May 30

            Anangel-American Shipholdings Limited (Nasdaq: ASIPY) today reported a net profit of US$7,646,000 or US$0.32 per share for the quarter ending March 31, 2001, versus a net profit of US$4,709,000 or US$0.20 per share for the corresponding 2000 period.

            Net income was negatively affected by a loss of US$153,000 or US$(0.01) per share from adjusting to current market its bond portfolio compared to a positive adjustment of US$2,200,000 or US$0.09 per share a year ago.

            The Company previously announced the intention to broaden the scope of its activities in the shipping industry. In this respect the Directors are pleased to announce that they have finalised negotiations for the acquisition of a 25% stake in ACOL Tankers Limited and an option to acquire an additional 26% of that company prior to December 31, 2001. ACOL is a privately owned owner/ operator of modern crude oil tankers (currently 5 VLCCs and 3 Aframaxes) which interests of John Angelicoussis (our Chairman and President whose interests control 80% of our Company) currently control 78%. Our Company has agreed to pay US$47,400,000 for the 25% ACOL stake, which is based on net asset value as of May 1, 2001. The strike price for the 26% under the option is to be based on ACOL's net asset value at the time of exercise of the option. Net asset value is per books adjusted by the market value of ships owned, as established by five independent ship valuers.

            ACOL's earnings will be accounted for by Anangel-American Shipholdings Limited on an equity basis and are expected to increase the Company's earnings. ACOL's revenues were US$48,490,000, ebitda US$35,651,000 and net income US$28,580,000 for the quarter ending March 31, 2001.

            ACOL was formed in September 1999 with a group of founders of ICB Shipping AB, a Swedish tanker company, to acquire 4 VLCCs from ICB with the balance of ICB's vessels going to Frontline Ltd.

            Anangel-American also announces that it has cancelled its last Panamax order with Daewoo Shipping and Marine Engineering and ordered a 300,000 DWT VLCC for delivery in the second quarter 2003, which order we have assigned to interests of John Angelicoussis for US$4,200,000.

            Following the sale of the four vessels to the Kanellakis family earlier this month, the Directors have decided to focus the Company's dry cargo operations to service the growing demands of energy related transportation. We therefore intend to gradually increase the number of Panamax and Capesize vessels at the appropriate time and dispose of the Handysize and multipurpose vessels.
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            Christos Kanellakis has resigned as a Director of our Company and our Board has elected Costas Panagopoulos in his place.

            For further information please contact: Dimitri A. Stylianou via Diane Parish London +44-20-7932-5642



                      Anangel-American Shipholdings Limited

                              Financial Highlights


                                                         THREE MONTHS ENDED
                                                      MARCH 31,       MARCH 31,
                                                        2001            2000
                                                      US$ 000S        US$ 000S
INCOME DATA
Revenue from voyages                                    26,258          20,593
Less:  Operating expenses                              (10,664)        (10,756)
       Depreciation                                     (5,760)         (5,474)
                                                      --------        --------
OPERATING PROFIT                                         9,834           4,363

Add/ (Deduct):
Investment and other income                              1,261           3,904
General and administrative expenses                       (208)           (196)
Interest expense                                        (3,241)         (3,362)
                                                      --------        --------
NET INCOME                                               7,646           4,709
                                                      ========        ========

PER SHARE AMOUNTS
Net income                                            $   0.32        $   0.20
Number of shares (000s)                                 23,974          23,974

FINANCIAL DATA
Vessels at cost less depreciation                      421,036         391,275
Vessels under construction                               7,389          15,250
Net current assets                                      59,570          49,198
                                                      --------        --------
                                                       487,995         455,723
Long term debt                                         208,668         207,796
                                                      --------        --------
Shareholders' funds                                    279,327         247,927
                                                      --------        --------

Shares outstanding (000s)                               23,974          23,974
                                                      ========        ========